EXHIBIT 4.4

[Unofficial English translation from Hebrew]

Form of Loan Agreement

Made and signed in Tel Aviv on November __, 2013

Between:	Kitov Pharmaceuticals Holdings Ltd. Public company no. 520031238 Address: POB 48341, Tel Aviv 6148202 (hereinafter: the "Company")

As the first party;

And:	________________ ________________no. ________________ Address: ________________ (hereinafter: the "Lender")

As the second party;

Whereas the Company desires to borrow money from the Lender, and the Lender agrees to provide the Company with a loan, all pursuant to, in accordance with and subject to the provisions of this Agreement;

Now, therefore, the Parties agree and stipulate as follows:

1.	Preamble, interpretation and dates. The preamble and appendices to this Agreement form an integral part thereof. Section headings are included for convenience only and shall not be given any significance in the interpretation of this Agreement. Any date set in this Agreement or which is to be set pursuant to this Agreement, which is not a banking day in the State of Israel, shall be postponed to the first banking day following it.

2.	The Loan

2.1	The Lender shall loan to the Company a total amount of NIS _________ (hereinafter: the "Loan Principal") within 14 business days of the date of signing this Agreement (hereinafter: the "Loan Date").

2.2	On the Loan Date, the Loan Principal shall be transferred to the Company's bank account at Bank Leumi, branch 817, account no. 54620048 (hereinafter: the "Bank Account").

2.3	The loan shall bear no interest. In connection with the Loan, the Company shall pay the Lender a credit provision commission in the amount of NIS _________ (hereinafter: the "Provision Commission," and jointly with the Loan Principal: the "Loan Amount"). For the avoidance of doubt, the Provision Commission shall be paid on the loan's repayment date.

2.4	The Loan Principal shall not be linked to any index.

3.	Repayment / Conversion of the Loan

3.1	Within three (3) business days of the date of completing a public offering of the Company's securities pursuant to a prospectus to be published by the Company (hereinafter: the "Prospectus"), and no later than February 28, 2014, the Company shall repay the Loan Amount or, alternatively, shall convert the Loan Amount into the Company's ordinary shares, as follows:

3.1.1	In case the Lender made an order as part of the tender for the purchase of the Company's securities offered to the public under the Prospectus (hereinafter: an "Order"), the Order amount shall be repaid by the Company and shall be paid to the Lender as repayment of the Loan Amount (or part thereof). It is hereby clarified that this amount shall in no case exceed the Loan Amount;

The "Order Amount" shall mean an amount equal to the amount ordered by the Lender in the tender for the purchase of the Company's securities under the Prospectus.

3.1.2	In case (a) the Lender does not make such an Order; or (b) the order amount is lower than the Loan Amount, the Company shall be allowed to convert the Loan Amount, deducting the Order Amount (if any) into the Company's ordinary shares (hereinafter: the "Company Shares") at the share conversion price determined as follows:

3.1.2.1	In case the amount raised by the Company under the Prospectus is equal to or greater than USD 1,000,000 (at the USD – NIS exchange rate as known on the tender date pursuant to the Prospectus), the conversion price shall be the minimum price of Company Shares set by the Prospectus. For this matter, "the minimum price of Company Shares" shall mean the minimum price per unit set by the Prospectus, deducting the economic value of options included in the unit, for which no consideration is paid, with this amount divided by the number of shares included in the unit; or

3.1.2.2	In case the amount raised by the Company in the Prospectus is less than USD 1,000,000, the conversion price shall be a share price equal to 60% of the weighted average of Company Shares on the Tel Aviv Stock Exchange trading during the 10-day period preceding the closing date of the public offering under the Prospectus.

3.1.3	The Lender acknowledges that the shares resulting from the conversion of the Loan Amount as provided in Section 3.1.2 above shall be subject to restrictions on resale pursuant to the provisions of Section 15 of the Securities Law, 5728 – 1968, and the regulations and instructions enacted under it.

3.1.4	The allocation of the Company Shares as a result of the conversion of the Loan Amount is subject to the approval of the relevant Company organs and the approval of the Tel Aviv Stock Exchange Ltd. of the listing for trade of the Company Shares to be allocated to the Lender as a result of the conversion of the Loan Amount.

3.2	The Lender undertakes to transfer to the Company any evidence required by the Company in order to establish that the Order has been made, including bank printouts or a stock exchange member printout.

3.3	In addition to the foregoing, the Lender shall be allowed to demand the immediate repayment of the Loan Amount immediately upon the occurrence of a liquidation event.

The term "liquidation event" shall mean (a) the filing for liquidation by the Company or by a third party; and/or (b) the filing for a settlement with the Company's creditors; and for each of the foregoing - in case such proceeding is not stopped or canceled within 90 days of its commencement.

4.	Commission

On the Loan Date, the Company shall pay a third party, whose identity shall be provided to the Company by the Lender, a commission in the amount of 7.5% of the Principal Amount, plus VAT, against a legally issued tax invoice.

5.	Miscellaneous

5.1	The Lender declares and confirms that he was given the opportunity to ask questions and receive answers with respect to the Company, its status and its business.

5.2	This Agreement and any matter related or connected to the Agreement or deriving thereof, including its interpretation and/or execution and/or violation and/or effect and/or legality and/or cancelation etc. shall be subject to the laws of the State of Israel. The courts of Tel Aviv - Jaffa shall have sole and exclusive jurisdiction to litigate all matters deriving from this Agreement.

5.3	Any change of this Agreement shall bind the parties if made in writing and signed by the parties to the Agreement.

5.4	The Agreement may be signed in separate copies, which may be copies transmitted by fax, and all such copies together shall be considered one whole and original document.

5.5	The parties' addresses for the purpose of this agreement shall be as stated in this Agreement or any other address as notified by either party to its counterpart in a letter. Any notice sent by either party to its counterpart through registered mail shall be considered to have been received 72 hours after it is sent, a notice sent by a courier shall be considered to have been received upon its delivery and a notice transmitted by fax or email shall be considered to have been received on the business day following its transmission.

5.6	If the Company or the Lender waive any right they are given pursuant to this Agreement, this waiver shall not constitute a precedent with respect to any identical incident, no inference shall be made from it with respect to any other similar incident, and the Company or the Lender, as relevant, shall not be prevented from exercising at any time rights that they have waived as foregoing.

5.7	The parties shall not be allowed to assign their obligations and/or rights under this Agreement.

5.8	This Agreement shall prevail over any previous agreement, understanding or memorandum between the parties, whether in writing or verbal, and these are hereby canceled.

5.9	The Company shall not pay any commission to any third party in connection to this Agreement.

In witness whereof the parties have signed:

Lender	Kitov Pharmaceuticals the